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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                             No.       X
                 -------------                   -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on July 21, 2003
published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the issue of 1,000,000,000 A Shares of the Company on July 17, 2003. A copy of the English announcement is included in this Form 6-K of the Company.









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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE LISTING OF 1,000,000,000 A SHARES

The Company completed the issue of 1,000,000,000 A Shares on July 17, 2003. Dealings in the 1,000,000,000 A Shares on the Shanghai Stock Exchange are expected to commence on July 25, 2003. The controlling shareholder of the Company has covenanted not to, within one year from the listing date of the Company's A Shares, transfer nor allow the Company to repurchase the non-listed state-owned shares it holds in the Company.

Reference is made to the announcements by the Company dated July 3, 2003 and July 4, 2003 concerning the A Share Issue. Terms defined in the announcement by the Company dated July 4, 2003 shall have the same meanings when used in this announcement, unless the context otherwise requires.

The Company completed the issue of 1,000,000,000 A Shares at the issue price of RMB2.70 per A Share on July 17, 2003. A total of 95,080,914 valid applications applying for 95,080,914,000 A Shares with an aggregate value of RMB256,718,467,800 were received and the ratio of successful applications was 1.05173579%. A total of 989,716,309 A Shares were issued to secondary market investors and the remaining 10,283,691 A Shares, representing the number of A Shares which were not taken up by investors having made successful applications, were underwritten by and issued to China Galaxy Securities Company Limited as lead manager.

Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence on July 25, 2003.

China Southern Air Holding Company, the controlling shareholder of the Company, has covenanted (as required by the Shanghai Stock Exchange) not to, within one year from the listing date of the Company's A Shares, transfer nor allow the Company to

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repurchase the non-listed state-owned shares it holds in the Company.

Pursuant to the shareholders resolutions passed at the Second Extraordinary General Meeting of the Company on May 21, 2002 and at the annual general meeting of the Company on May 13, 2003, the board of directors of the Company will be dealing with all matters relating to A Share Issue as required under the relevant rules and regulations of the PRC, including consequential amendments to the articles of association of the Company to reflect the new share structure of the Company under the A Share Issue and to the business licence of the Company. The consequential amendments to the articles of association of the Company will be in compliance with the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As disclosed in the Company's announcement date July 4, 2003, the Prospectus has been published on the website of the Shanghai Stock Exchange at www.sse.com.cn.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
July 18, 2003
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                     By    /s/ Su Liang
                                        -------------------------------------
                                        Name:  Su Liang
                                        Title: Company Secretary


Date: July 21, 2003